UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 7)

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

DSL.net, Inc.

(Name of the Issuer)

MegaPath Inc.

DSL.net, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

262506108

(CUSIP Number of Class of Securities)

Steven B. Chisholm

MegaPath Inc.
555 Anton Boulevard, Suite 200
Costa Mesa, CA 92626
(714) 327-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

David T. Young
Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA  94025

650-321-2400

This statement is filed in connection with (check the appropriate box):

☐

a.

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐

b.

The filing of a registration statement under the Securities Act of 1933.

☐

c.

A tender offer.

☑

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*                                                                                Amount of filing fee**

$239,021                                                                                                         $26.00

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $26.00

Form or Registration No.:   Schedule 13E-3 (Amendment No. 4)

Filing Party:    MegaPath Inc. and MDS Acquisition, Inc.

Date Filed:  February 8, 2007

*     Determined by multiplying (i) 239,020,817 shares of common stock of DSL.net acquired by the filing persons pursuant to the merger that is the subject of this Schedule by (ii) $0.001 per share, the per share merger consideration to be paid to holders of DSL.net common stock, other than the filing persons, upon the merger.

**  The amount of the filing fee, calculated in accordance with Exchange Act Rule O-11(b), equals 0.000107 multiplied by the transaction value.

Introduction

This Amendment No. 7 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on November 15, 2006, as amended on December 11, 2006, December 21, 2006, January 8, 2007, February 8, 2007, February 16, 2007 and February 21, 2007 and is being filed under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by MegaPath Inc., a Delaware corporation (“MegaPath”), and DSL.net, Inc., a Delaware corporation formerly known as “MDS Acquisition, Inc.” (referred to herein as the “Subsidiary”) and a wholly-owned subsidiary of MegaPath.

This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Exchange Act to report the consummation on March 29, 2007 of the merger of DSL.net, Inc., a Delaware corporation (“DSL”), with and into the Subsidiary, with the Subsidiary as the surviving corporation (the “Merger”).

Item 15.  Additional Information.

(b)

On March 29, 2007, the Subsidiary filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) and pursuant to which the Merger was effected and the Subsidiary changed its corporate name to “DSL.net, Inc.”  The Merger became effective at 5:00 p.m. Eastern time on March 29, 2007, at which time: (i) each then outstanding share of DSL common stock, par value $0.0001 per share, other than shares owned by the Subsidiary and other than shares held by stockholders who properly exercise appraisal rights with respect to the Merger in accordance with Section 262 of the DGCL, by virtue of  the Merger and without any action on the part of the holder thereof, was cancelled and converted into the right to receive $0.001 in cash, payable to the holder thereof, without interest, upon the surrender of the certificate or certificates formerly representing such shares; (ii) each outstanding option to purchase DSL common stock terminated; and (iii) each outstanding warrant to purchase DSL common stock effectively terminated since upon the Merger such warrants became the right to receive the per share cash Merger consideration, which per share cash Merger consideration is substantially less than the per share warrant exercise price.

As a result of the Merger, MegaPath owns 100% of the outstanding shares of DSL.net, Inc. common stock and DSL.net, Inc. common stock will no longer be traded on the OTC Bulletin Board. DSL.net, Inc. will file a Form 15 with the Securities and Exchange Commission certifying that its common stock is held of record by less than 300 persons in order that DSL.net, Inc. can cease to be a public reporting company under the Exchange Act.

 [Signature page follows.]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2007

MEGAPATH INC.

By:

 /s/ Steven B. Chisholm

Name:    Steven B. Chisholm

Title:      Sr. Vice President & Secretary

DSL.NET, INC.

By:

 /s/ Steven B. Chisholm

Name:    Steven B. Chisholm

Title:      Sr. Vice President & Secretary